Exhibit 99.22

CONSULTANCY AGREEMENT

This Agreement, dated as of July 16, 2002, is made by and between Oragenics, ("Company"), a Florida Corporation, having a principal place of business in Alachua, Florida, and ERA Consulting (USA) Llc ("Consultant") having a principal place of business in Washington, D.C.

WHEREAS the Company wishes to obtain the services of a Consultant for certain purposes, and Consultant wishes to provide such services, subject to the terms and condition of this Agreement;

NOW, THEREFORE in consideration of mutual covenants, terms and conditions hereinafter set forth, and intending to be legally bound hereby, the parties agree as follows:

1. SERVICES AND COMPENSATION

1.1 Services: Consultant agrees to perform on behalf of Company the consulting services in regulatory affairs, strategic and scientific advice, relating to Company projects. Company agrees that Consultant shall have reasonable access to Company's representatives as necessary to perform the Services provided for in the Agreement. Consultant will provide, all Services in a professional manner, consistent with industry standards.

1.2 Compensation: As compensation for Consultant's performance of the Services under this agreements, Company agrees to pay Consultant the amounts specified in Exhibit A attached hereto, in accordance with the schedule set forth in Exhibit A.

2. CONFIDENTIAL INFORMATION

2.1 "Confidential Information" shall mean Company's technical and business information, including where appropriate and without limitation, any information, patent disclosures, patent applications, trade secrets, structures, computer files, techniques, processes, compositions, compounds and apparatus disclosed by Company to Consultant and marked or indicated as confidential by Company at time of disclosure.

2.2 Confidentiality: During the term of this Agreement and for five (5) years after expiration or termination of this Agreement, Consultant shall use Confidential Information solely for the purpose of performing the Services; provided, however, Consultant shall have no liability to Company with respect to use or disclosure of information to third parties to the extent that Consultant can establish by written documentation that such information has been:

-   part of the public domain prior to disclosure by Company of such information to the Receiving Party; part of the public domain, without fault on the part of Consultant;

-   subsequent to disclosure by Company of such information to Consultant;

-   received by Consultant at anytime from a source other than Company lawfully having possession of and the right to disclose such information;

-  otherwise known by Consultant prior to disclosure by Company of such information to Consultant; or

-  independently developed by or for Consultant without use of, reliance upon or reference to Confidential Information received hereunder.

2.3 Consultant-Restricted Information: Consultant agrees that Consultant will not improperly use or disclose ant proprietary or confidential information or trade secrets of any person or entity with whom Consultant has an agreement or duty to keep such information or secrets confidential.

2.4 Third Party Information: Consultant recognizes that Company has received and in the future will receive from third parties their confidential or proprietary information subject to a duty on Company's part to maintain the confidentiality of such information and to use it only for certain limited purposes. Consultant agrees at all times during the term of this Agreement and thereafter, to hold in strictest confidence, and not to use, except -in connection with Consultant's performance of the Services, and not to disclose to any person or entity, or to use it except as necessary in performing, the Services, consistent with Companys agreement with such third party.

3. WARRANTY

3.1 Bach party warrants that it believes that it has the night to enter into and to perform its obligation hereunder without any breach of its obligations to others

4. TERM

4.1 Term and Termination: The initial term of this Agreement shall be for one (1) year from the date set forth above, unless terminated earlier as set forth herein. This Agreement may be renewed upon mutual agreement of the parties in writing. Either party may terminate this Agreement during the term hereof upon thirty (30) days prior written notice to the other party

5. MISCELLANEOUS

5.1 Tax Identification Number. Consultant certifies that the firm's Tax Identification Number is 54-1792667. Company will maintain a W-9 Form on file, as specified under the Internal Revenue Code of 1986, as amended (or any successor from).

5.2 Independent Contractor. For the purposes of this Agreement and all Services to be provided hereunder, Consultant shall not be considered a partner, co-venturer, agent employee or representative of the Company, but shall remain in all respects an independent contractor, and neither party shall have any right or authority to make or undertake any promise, warranty or representation, to execute any contract, or otherwise to assume any obligation or responsibility in the name of or on behalf of the other party

5.3 Assignment: This Agreement may not be assigned by Consultant without the express written consent of Company.

5.4 Entire Agreement: This Agreement represents the entire agreement between the parties regarding the subject matter hereof and shall supersede all previous communication, representations, understandings and agreements, whether oral or written, by or between the parties with respect to the subject matter hereof

5.5 Amendments: No change, modification, extension, termination or waiver of this Agreement, or any of the provisions herein contained, shall be valid unless made in writing and signed by duly authorized representatives of the parties hereto.

5.6 Severability. If any provision of this Agreement shall be declared invalid, illegal or unenforceable, such provision shall be severed and all remaining provisions shall continue in full force and effect

5.7 Applicable Law: This agreement shall be governed and construed in accordance with the laws of Florida without regard to its conflict of law provisions and will bind the parties and their successors and assigns.

Agreement with the foregoing is confirmed by a duly authorized member of management of each party; signing both copies thereof, with one fully executed copy being retained by each party. The Agreement is as of the date set forth above.

ORAGENICS, INC.	ERA CONSULTING (USA) Llc
By: /s/ Mento A. Soponis (Signature) Name: _____________ Mento A. Soponis Title; President & CEO Date: 26 July, 2002	By: /s/ D. Jackson Matthews (Signature) Name: /s/ Dianne Jackson Matthews (Please type or print) Title: Director, Regulatory Affairs (Please type or print) Date: July 26, 2002 (Please type or print )

EXHIBIT A

ERA Standard Consulting Rates for Calendar year 2002
	Daily Consulting Rate
ERA Team Member	(Hourly Rate ($)
Principal Consultant	$3,000	($ 375)
(Dr. Christopher J. Holloway, CJH)
Deputy Principal	$2,500	($ 313)
(Dr. Dianne Jackson-Matthews, DJM)
Senior Consultant	$2,000	($ 250)
(Ms, Philippa Whiteside, PAW)
Consultant	$1,500	($ 188)
(Dr. John Cross, JWC, Dr. Peter Karle, PIK)
Technical Assistant	$500	($63)
(Ms. Kerstin Wehrs, KM)

Notes:

1. The above rates are for a standard consulting day of 8 hours, hourly rates are pro rata. Travel time is charged according to our standard operating procedures.

2. Our standard consulting fees do not included direct costs such as travel, board and lodging. Routine office costs are covered, however, other larger direct costs such as long teleconferences or courier charges may be charged.

3. Our services are invoiced monthly, at the end of each month. Payment should be made within the stipulated time on invoices. Until payment, reports and other work executed by ERA remains the property of ERA.

4. Confidentiality agreements signed with any member company of the ERA Consulting Group are automatically binding on the other companies of the Group.

Terms and Conditions Travel Time and Travel Costs

ERA staff are regularly required to travel a the request of clients in connection with project work. During working hours, such travel detracts from otherwise productive time, in which ERA staff would be generating revenue on. Furthermore, travel time out of working hours imposes upon ERA employees' free time. ERA expects to compensate staff for such a loss in free time, through productivity bonuses. It logically follows that ERA must charge clients for travel time and the aim of these terms and conditions is to define how ERA calculates and changes travel time. It should be pointed out that charges for travel time can be avoided if meetings can be held at ERAs office facilities. A further aim of these terms and conditions is to outline ERA's expectations and requirements for travel, particularly by air.

1. These terms and conditions shall apply for all member companies of the ERA Consulting Group and their employees.

2. For the purposes of these guidelines, the working day shall be defined as being from 8.30 a.m. to 5.30 p.m., Monday to Friday, according to the time-zone in the location where the ERA employee is located.

3. A business trip shall deemed to start when the ERA employee concerned leaves his/her home or place of work taking into account the time that is reasonably required to reach an airport or railway station.

4. Travel time will be calculated to the point in time when the employee reaches the venue of the meeting or the hotel, in the case of overnight stays, prior to a meeting.

5. Travel time will be calculated for the return journey from the time the ERA employee concerned leaves the venue of the meeting or the hotel, in the case of on overnight stay prior to departure, until reaching his/her home or ERA office location.

6. If travel requires an overnight flight, then that journey time shall be included in the travel time charged. The time for overnight stays in hotels, will not, however, be charged.

7. Time spent traveling during working hours, as defined above, shall be charged to the client at the applicable consulting rate for that ERA employee, since this is time that would otherwise be available for chargeable work.

8. Time spent traveling during the weekend, starting at 5.30 p.m. on Friday evening, until 8.30 a.m.. on Monday morning, shall also be charged at the applicable consulting rate for that ERA employee, since this is time that would otherwise be the free time of the employee.

9. Time spent traveling outside of routine working hours, during the period from 5:30 p.m. on Monday evening to 8:30 a.m. on the following Friday morning. shall be charged to the client at half the applicable consulting rate for that EPA employee, and will be attributed accordingly by ERA to the productivity of the employee

10. ERA will usually discuss travel arrangements with client, Agreement on travel arrangements shall be deemed as being in accordance with the terms and conditions defined here. Estimates for the cost of travel time can be provided, on request, in advance of a business trip.

11. Unless otherwise agreed, air travel shall be in business class. Economy class travel is not considered viable, since, for longer journeys this would require a day for recovery, especially after an overnight trip, and such recovery time would have to be charged to the client. In most cases, therefore, business class travel is the most viable option. Rail travel shall generally be in economy class for shorter journeys of less than one hours duration and in first/business class for journeys of longer than one hour. As a rule, flexible tickets will be required, in order to allow for the eventuality that travel plans need to be changed at short notice.

12. For travel between airports/railway stations and hotels or meeting venues, ERA employees will use the most viable and expedient form of transportation for that location, public transport, taxi or car hire. In case of relatively large amounts of luggage (e.g. documentation) to be transported, it may be necessary to use taxis or car hire, even if public transport is available at that location.

It is ERA's policy to combine activities requiring travel where possible, in order to minimize the low in productive time and cost to clients. Hence, if travel can be arranged to a location abroad, combining activities an behalf of more than one client, then the cost of travel and travel time will be fairly attributed to those various activities, usually in proportion to the amount of time spent on each activity at the respective location. Otherwise, if activities related to only one project are boing undertaken on a particular business trip, then all costs for travel and travel time will be attributed to that project. In the following examples, same typical business trips are defined, in order to illustrate the time that would be charged as a result of such travel activities.

Example 1: a meeting in Basel, Switzerland beginning of 8:30 a.m.. and finishing at 4:00 p.m. on a Tuesday; requiring the presence of an ERA employee from the London office. (The early morning start of the meeting requires that the employee travel to Switzerland on the Monday evening).
Departure far LCY airport: 16:45	2.00h	(0.75h)
LX 899 LCY (18:45) BSL (21:25)	1.67h	(0.00h)
Arrival at hotel: 22:00	0.50h	(0.00h)
Departure for BSL airport	1.50h	(1.50h)
LX 898 BSL (17:25)	1.75h	(0.00h)
LCY (18:10) Arrival at home; 19:30	1.33h	(0.00h)

The total travel time, therefore, is 8.75 h. The time in parentheses denotes the hours spent during working hours. Hence, of the 8.75 h total, 2.25 h would be charged of full rate, 6.50 h at half rate, so that the cost for travel time would be equivalent to 5:50 h at the applicable consulting rata. Please note: If the meeting were on a Monday morning, requiring travel by the ERA employee on the Sunday evening, then the travel time to Basel would all be counted at the full applicable consulting rate.

Example 2: a meeting in Paris;, France, beginning at 2:00 p.m. an a Wednesday and finishing of 12:00 the following day, requiring the presence of an ERA employee from the German office.
Departure for HAI airport 09:00	1.75h	(1.75h)
AF 1531 HAI (10:45) CDG (12:10)	1.50h	(1.50h)
Arrival at venue: 14:00	1.75h	(1.75h)
Departure for CDG airport 12:00	2.20h	(2.20h)
LH 5755 CDG (14:10) HAI (15:40)	1.50h	(1.50h)
Arrival at home/office: 17:00	1.33h	(1.33h)

The total travel time amounts to approximately 10.50 hours, and all of these hours, as shown in parentheses, are during regular working hours. Hence, this would be the time charged for travel at the applicable consulting rates.

Example 3: a meeting with a client in Washington, DC, all day on a Monday and Tuesday followed by a meeting with another client in Boston, on the Wednesday, with return travel to Europe overnight Wednesday/Thursday, requiring the presence of an ERA employee from the German office.
Departure for HAM a airport: 9:00	2.50h	(2.50h)
BA 965/223 HAM (11:35) via LHR IAD (18:10)	12.50h	(12.50h)
Arrival of hotel 20:10	2.00h	(2.00h)
Departure for DCA airport 17:30	2.00h	(0.00h)
US 6426 DCA (19:30) BOS (20:58)	1.50h	(0.00h)
Arrival of hotel: 22:30	2.00h	(1.50h)
Departure for BOS airport 16:00	11.25h	(2.75h)
BA 212/964 BOS (18:05) via LHR HAM (11:15)	2.25h	(2.25h)
Arrival at home/office: 13:30

The total travel time throughout the trip amounts to 37.5 h, of which 25.00h is either at the weekend or during working hours, as shown in parentheses. Hence, in terms of consulting hours charged, the total would he 31:25 h, which would be allocated in the ratio of 2/3 and 1/3 to those clients requiring 2-day and 1-day meetings, respectively.